                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               AHL Services, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                       ----------------------------------
                         (Title of Class of Securities)

                                   001296 10 2
                                 ---------------
                                 (CUSIP Number)

       Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30
            Buckingham Gate, London England SW1E 6NN (20-7802-8080)
   ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                               December 19, 2002
                              -------------------
               (Date of Event which Requires Filing of Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                  13D                    Page 2 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Caledonia Investments plc

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a)[_]
                                                                      (b)[_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)[_]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
         SHARES                             -0-
                                   ---------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                           1,682,000
                                   ---------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            -0-
                                   ---------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               1,682,000
                                   ---------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)[_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         11.04%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                  13D                    Page 3 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         The Cayzer Trust Company Limited

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a)[_]
                                                                      (b)[_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not Applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
         SHARES                             -0-
                                   ---------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                           1,682,000
                                   ---------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            -0-
                                   ---------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               1,682,000
                                   ---------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)[_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         11.04%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2              13D                        Page 4 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Landrace Holdings Ltd.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         The Bahamas

--------------------------------------------------------------------------------
                               7)      SOLE VOTING POWER
         NUMBER OF
         SHARES                        - 0 -
                               -------------------------------------------------
                               8)      SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                      - 0 -
                               -------------------------------------------------
                               9)      SOLE DISPOSITIVE POWER
         EACH
                                       - 0 -
         REPORTING             -------------------------------------------------
                               10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                          - 0 -
                               -------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2              13D                        Page 5 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Caledonia TMT Ltd.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England

--------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
         NUMBER OF
         SHARES                      - 0 -
                             ---------------------------------------------------
                             8)      SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                    - 0 -
                             ---------------------------------------------------
                             9)      SOLE DISPOSITIVE POWER
         EACH
                                     - 0 -
                             ---------------------------------------------------
         REPORTING
                             10)     SHARED DISPOSITIVE POWER
         PERSON
         WITH                        - 0 -
                             ---------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

                                  Schedule 13D

            Under the Securities and Exchange Commission Act of 1934

                                  Introduction

         As of December 19, 2002, Landrace Holdings, Ltd. ("Landrace") is no longer a direct or indirect beneficial owner of any Common Stock (as defined below) of AHL Services, Inc. (the "Issuer") following the sale to Caledonia (as defined below) by Landrace of all of its Common Stock in the Issuer, pursuant to the terms and conditions of the Purchase Agreement (as defined below) discussed under Item 6 and attached as Exhibit 99.2. Caledonia TMT Ltd. ("CTMT"), the parent company to Landrace, also, will no longer have direct or indirect beneficial ownership of any Common Stock of the Issuer.

         Item 1.  Security and Issuer

                  This Statement relates to the common stock ($.01 par value) ("Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 1000 Wilson Blvd., Suite 910, Arlington, VA 22209.

         Item 2.  Identity and Background

                  The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

                  (a) This Statement is filed by Caledonia Investments plc ("Calendonia") as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 5; and (ii) The Cayzer Trust Company Limited ("Cayzer Trust") as an indirect beneficial owner of this Common Stock given that its direct holdings of the securities of Caledonia (collectively all these entities are the "Reporting Persons"). As of December 19, 2002, Landrace and CTMT ceased to be beneficial owners of the 1,682,000 shares of Common Stock of the Issuer after the sale of those shares from Landrace to Caledonia, which is discussed under Items 3 and 6 herein.

                  Caledonia is the direct beneficial holder of approximately 11.04% of the outstanding Common Stock of the Issuer. Cayzer Trust is the holder of 37.70% of the outstanding common stock of Caledonia. Cayzer Trust may be deemed to control Caledonia. Cayzer Trust disclaims beneficial ownership of Caledonia.

                  (b) The principal business address for Caledonia and Cayzer Trust is Cayzer House, 30 Buckingham Gate, London England SW1E 6NN. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

                  Caledonia is an investment holding company.

                  Cayzer Trust is an investment holding company.

                  (c) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

                  (d) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Caledonia and Cayzer Trust are corporations organized under the laws of England.

         Item 3.  Source and Amount of Funds or Other Consideration

         The source of the $824,180.00 used by Caledonia to purchase the 1,682,000 shares of Issuer Common Stock was though a debt payable from Caledonia to Landrace. This debt equals the total purchase price of $824,180.00 and is payable by Caledonia to Landrace upon written demand to Caledonia on or before March 31, 2002. The interest rate of the debt payable is equal to LIBOR plus one percent, and shall accrue according to the terms and conditions set forth in the Purchase Agreement (as defined below), which is attached as Exhibit 99.2.

         Item 4.  Purpose of Transaction

                  The purpose of Caledonia's acquisition of the aforementioned Common Stock from Landrace was to acquire and maintain an equity interest in the Issuer for investment purposes. Any Reporting Person may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.

         Other than as described above, the Reporting Person currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals consistent with applicable law.

         Item 5.  Interest in Securities of Issuer

                  (a) Caledonia is the direct beneficial owner of 1,682,000 shares of Common Stock of the Issuer.

                  This holding represents approximately 11.04% of the total of 15,240,792 shares of Common Stock currently outstanding according to the Issuer's quarterly report on Form 10-Q filed on November 14, 2002 ("Issuer 10-Q"). By virtue of the relationships described in Item 2, Cayzer Trust may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Caledonia. Cayzer Trust disclaims all such beneficial ownership.

          (b) Caledonia has the power to vote or direct the vote, and dispose or direct the disposal of the shares of Common Stock of the Issuer.

          (c) Except as disclosed in Items 3, 4 and 6, there have been no transactions in shares of the Issuer's Common Stock by any Reporting Person.

          (d) Caledonia has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

          (e) On December 19, 2002, Landrace and CTMT ceased to be a beneficial owners of Common Stock of the Issuer.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On December 19, 2002, Caledonia and Landrace entered into a purchase and sale agreement ("Purchase Agreement"), pursuant to which, and subject to the terms and conditions thereof, Caledonia agreed to purchase from Landrace a total of 1,682,000 shares of the Issuer's Common Stock. The total purchase price paid by Caledonia to Landrace in the form of a debt payable as described in Item 3 above. This summary of the terms of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit 99.2.

     Item 7. Material to Be Filed as Exhibits

          99.1* Agreement for Sale and Purchase, dated March 20, 2002, by and between Brookline Limited and Landrace Holdings Ltd.

          99.2 Agreement for Sale and Purchase, dated December 19, 2002 by and among Landrace Holdings Ltd. and Caledonia Investments plc.

     ____________

          *Previously filed under this Schedule 13D with the SEC on April 1, 2002.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 20, 2002                      CALEDONIA INVESTMENTS PLC

                                            By: /S/ GRAEME P. DENISON
                                                --------------------------------
                                            Name:  Graeme P. Denison
                                            Title: Director

         December 20, 2002                      THE CAYZER TRUST COMPANY LIMITED

                                            By:  /S/ J. I. MEHRTENS
                                                 -------------------------------
                                            Name:  J. I. Mehrtens
                                            Title:  Company Secretary

         December 20, 2002                      LANDRACE HOLDINGS LTD.

                                            By:  /S/ SURINDER DEAL
                                                 -------------------------------
                                            Name: Surinder Deal
                                            Title: Director

         December 20, 2002                      CALEDONIA TMT LTD.

                                            By:  /S/ A. J. CARTER
                                                 -------------------------------
                                            Name:  A. J. Carter
                                            Title:  Director

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                           Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc


Name                         Residence                 Principal Occupation         Citizenship
C. M. Allen-Jones            Beacon House              Retired                      United Kingdom
                             Arkesden
                             Nr. Saffron Walden
                             Essex
                             CB11 4HF
                             England

Peter N. Buckley             6 Albert Place            Chairman,                    United Kingdom
                             London                    Caledonia Investments plc
                             W8 5PD
                             England

J. Burnett-Stuart            Ardmeallie House          Retired                      United Kingdom
                             Huntly
                             Aberdeenshire
                             AB5 7RS, Scotland

J. H. Cartwright             Rectory Meadow            Finance Director,            United Kingdom
                             Hawthorn Place,           Caledonia Investments plc
                             Penn Buckinghamshire
                             HP10 8EH
                             England

Hon. C. W. Cayzer            Finstock Manor            Executive Director,          United Kingdom
                             Finstock                  Caledonia Investments plc
                             Oxfordshire
                             OX7 3DG
                             England

M. E. T. Davies              Admington Hall            Chairman,                    United Kingdom
                             Shipston-on-Stour         Thornhill Holdings Ltd.
                             Warwickshire
                             CV36 4JN
                             England

Name                         Residence                 Principal Occupation         Citizenship
G. P. Denison                16 Highfield Road         Company Secretary,           United Kingdom
                             Hertford                  Caledonia Investments plc
                             Hertfordshire
                             SG13 8BH
                             England

T. C. W. Ingram              6 Ranelagh Avenue         Chief Executive,             United Kingdom
                             London                    Caledonia Investments plc
                             SWG 3PJ
                             England

Sir David Kinloch            29 Walpole Street         Deputy Chief Executive,      United Kingdom
                             London,                   Caledonia Investments plc
                             SW3 4QS
                             England

J. R. H. Loudon              Olantigh                  Company Director             United Kingdom
                             Wye
                             Ashford
                             Kent, England
                             TN25 5EW

M. G. Wyatt                  Pippin Park               Non-executive director,      United Kingdom
                             Lidgate, Newmarket        Caledonia Investments plc
                             Suffolk
                             CB8 9PP, England

(ii) Directors and Executive Officers of The Cayzer Trust Company Limited

Name                         Residence                  Principal Occupation             Citizenship
Peter N. Buckley             6 Albert Place             Chairman,                        United Kingdom
                             London                     Caledonia Investments plc
                             W8 5PD
                             England

Hon. C. W. Cayzer            Finstock Manor             Executive Director,              United Kingdom
                             Finstock                   Caledonia Investments plc
                             Oxfordshire
                             OX7 3DG
                             England

J. I. Mehrtens               51 Oxenden Wood Road       Director and                     United Kingdom
                             Chelsfield Park            Company Secretary,
                             Orpington,                 The Cayzer Trust Company Limited
                             Kent BR6 6HP
                             England

M. G. Wyatt                  Pippin Park                Non-executive director,          United Kingdom
                             Lidgate, Newmarket         Caledonia Investments plc
                             Suffolk
                             CB8 9PP
                             England

P. R. Davies                 No. 6 Belvedere House      Lawyer                           United Kingdom
                             Priory Road, Sunningdale,
                             Berkshire SL5 9RH
                             England

I. A. Leeson                 Eaton House                Chartered Accountant             United Kingdom
                             7 Eaton Park
                             Cobham
                             Surrey KT11 2JF
                             England

Hon. Mrs. Gilmour            Flat 8                     Art Historian                    United Kingdom
                             62 Rutland Gate
                             London SW7 1PJ
                             England

(iii) Directors and Officers of Landrace Holdings Ltd.

Name                      Residence                       Principal Occupation                   Citizenship
S. Deal                   Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. N. Buckley             6 Albert Place                  Chairman,                              United Kingdom
                          London W8 5PD                   Caledonia Investments plc
                          England

P. T. Higgs               Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

H. T. Lunn                Sandringham House               Legal Assistant                        Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

Robert J. Arnold          "Lucaya"                        Retired Insurance Executive            United Kingdom
                          Lyford Cay, N.P.
                          The Bahamas

(iv) Directors and Executive Officers of Caledonia TMT Ltd.

Name                      Residence                  Principal Occupation                  Citizenship
J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive,               United Kingdom
                          London, SW3 4QS            Caledonia Investments plc
                          England

A.J. Carter               10 Delves Close            Group Taxation Manager                United Kingdom
                          Ringmer-Near-Lewes
                          East Sussex BN85JW
                          England